As filed with the Securities and Exchange Commission on June 16, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2003

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                     to

Commission File
No. 333 - 94451

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POLARIS INDUSTRIES INC.

2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Polaris 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Polaris Industries Inc. 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan and the related statements of changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 11, 2004

Polaris 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$–	$8,589
Investments, at fair value	143,738,693	107,071,516
Accrued income receivable	77	67

Total assets	143,738,770	107,080,172

Liabilities
Investment transactions pending	–	2,737
Other liabilities	–	35,961

Net assets available for benefits	$143,738,770	$107,041,474

See accompanying notes.

Polaris 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
Net assets available for benefits, beginning of year	$107,041,474	$108,875,213
Contributions:
Employer	6,213,838	5,836,224
Employee	8,936,288	8,553,700
Rollover	821,204	1,125,550

Total contributions	15,971,330	15,515,474

Investment gain (loss):
Interest and dividend income	2,891,709	2,487,231
Net realized and unrealized gain (loss) in fair value of investments:
Polaris Industries common stock	995,436	(5,063)
Registered investment companies	20,989,739	(15,089,568)

Total investment gain (loss)	24,876,884	(12,607,400)

Distributions to participants	(4,118,202)	(4,713,512)
Administrative expenses	(32,716)	(28,301)

Net increase (decrease)	36,697,296	(1,833,739)

Net assets available for benefits, end of year	$143,738,770	$107,041,474

See accompanying notes.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Plan’s sponsor, Polaris Industries Inc. (the Company), and its U.S. subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Operations

Certain administrative costs totaling $31,851 and $16,647 for the plan years ended December 31, 2003 and 2002, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees.

Plan Administration

The Plan’s trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the Board of Directors of the Company.

Contributions/Participant Accounts

Participants may elect to make contributions (limited to a maximum of 50% of the participant’s compensation, as defined in the Plan) to their account balances.

The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (IRS) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements which otherwise would apply to 401(k) contributions made to the Plan.

Plan earnings, as defined, are allocated pro rata based on participants’ account balances.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their pretax and employer contributions, plus actual earnings thereon.

Participant Loans

Participants may apply for loans from the Plan in amounts of the lesser of 50% of their vested account balances or $50,000. Loans must be paid back within five years; however, this period may be extended to ten years if the loan is utilized for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 6.00% to 11.50% as of December 31, 2003.

Distributions to Participants

Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in monthly payments through an annuity as available per plan provisions.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies and Procedures

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Shares of registered investment companies and Polaris Industries Inc. common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The investment options of the Plan at December 31, 2003 consist of deposits with 14 funds managed by the Trustee, 5 externally managed funds, and the Polaris Stock Fund. At December 31, 2002, they consisted of deposits with 15 funds managed by the Trustee, 5 externally managed funds, and the Polaris Stock Fund. Participants elect to have their account balances invested in one or more of the funds and may change the fund investment mix daily via a voice response system or the Internet.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2003	2002
Neuberger Berman Genesis Trust	$23,213,582	$16,983,524
Fidelity Puritan Fund	13,762,724	10,931,213
Fidelity Dividend Growth Fund	23,280,421	17,821,892
Fidelity Managed Income Portfolio	28,395,742	23,207,582
Spartan U.S. Equity Fund	27,164,972	20,054,220

4. Tax Status

The Plan has received a determination letter from the IRS dated October 27, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Party-in-Interest Transactions

The Plan invests in Fidelity funds and Polaris Industries Inc. stock. These transactions qualify as exempt party-in-interest transactions.

Polaris 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

7. Subsequent Event

The Company declared a two-for-one stock split on January 22, 2004 and payable on March 8, 2004 to shareholders of record on March 1, 2004. All company stock share values and quantities have been reported at pre-split values.

Supplemental Schedule

Polaris 401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number 41-1797637
Plan Number: 001

December 31, 2003

Description	Current Value
Interest-bearing cash	$86,456
Pimco Total Return Fund	2,304,645
Franklin Small Cap Growth Fund	1,182,049
Neuberger Berman Genesis Trust	23,213,582
Oakmark Select I	1,543,075
Polaris Industries Inc. Common Stock*	2,675,382
Fidelity Puritan Fund*	13,762,724
Fidelity Equity Income*	316,799
Fidelity Growth Company Fund*	1,884,098
Fidelity Blue Chip Growth Fund*	1,653,319
Fidelity Aggressive Growth Fund*	697,560
Fidelity Diversified International Fund*	6,806,569
Fidelity Dividend Growth Fund*	23,280,421
Fidelity Freedom Income Fund*	218,018
Fidelity Freedom 2000 Fund*	46,366
Fidelity Freedom 2010 Fund*	766,209
Fidelity Freedom 2020 Fund*	1,138,559
Fidelity Freedom 2030 Fund*	752,153
Fidelity Freedom 2040 Fund*	540,026
Fidelity Managed Income Portfolio*	28,395,742
Spartan U.S. Equity Fund	27,164,972

138,428,724
Participant loans, with interest rates ranging from 6.00% to 11.50%	5,309,969

Total investments	$143,738,693

*Denotes party in interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2004	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the 401(k) Retirement Committee as Plan Administrator

/s/ Thomas C. Tiller

Thomas C. Tiller

/s/ Michael W. Malone

Michael W. Malone

/s/ John B. Corness

John B. Corness

/s/ Thomas J. Rooney

Thomas J. Rooney

POLARIS 401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Number	Document	Method of Filing
23	Consent of Ernst & Young LLP	Filed herewith electronically